October 12, 2007

VIA EDGAR AS A “CORRESPONDENCE”

Ellie Quarles
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop #3561
Washington, DC 20549

RE:	Great Plains Energy Incorporated
Definitive 14A
Filed March 19, 2007
File No. 001-32206

Dear Ms. Quarles:

Great Plains Energy Incorporated (the "Company") is submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated August 21, 2007 (the "Comment Letter"), with respect to the definitive proxy statement filed on March 19, 2007 (File No. 001-32206) (the “Proxy”).

The Company has responded to all of the Staff's comments.  The Company's responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company's response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Proxy.

All page number references in the Company's responses correspond to the page numbers included in the Proxy.

Director Nominating Process, page 10

1.
Disclose any differences in the manner in which the governance committee evaluates nominees for director based on whether the nominee is recommended by a shareholder. See Item 407(c)(2)(vi) of Regulation S-K.

The Company respectfully submits that it has disclosed the manner in which the Governance Committee would evaluate a candidate for director suggested by shareholders.  As stated in the first paragraph of the response to the question “How can I propose someone to be a nominee for election to the Board?” on page 6:

Securities and Exchange Commission

The Governance Committee of the Board will consider candidates for director suggested by shareholders, applying the criteria described in the section below titled “Election of Directors” and the additional information discussed later in this answer.

The Company notes that the information to be provided respecting shareholder nominees is required by its bylaws and is designed to (i) verify that the proposer is a shareholder, and (ii) obtain information about the nominee that would be required to be disclosed in the event the nominee is selected to stand for election.

The referenced criteria are disclosed on pages 10 and 11 of the Proxy:

In accordance with the Corporate Governance Guidelines, the Governance Committee takes into account a number of factors when considering director candidates.  Director nominees are selected based on their practical wisdom, mature judgment and diversity of backgrounds and business experience.  Nominees should possess the highest levels of personal and professional ethics, integrity, and values and be committed to representing the interests of shareholders.  The Governance Committee may also consider in its assessment the Board’s diversity in its broadest sense, reflecting geography, age, gender and ethnicity and other appropriate factors.

Compensation and Development Committee, page 22

2.
You include disclosure here and in the compensation discussion and analysis regarding the chief executive officer's role in recommending compensation for the other named executive officers. Please expand this disclosure to discuss fully the chief executive officer's role in determining or recommending the amount or form of executive compensation, and consider including a discussion of whether the chief executive officer has the authority to call or attend compensation and development committee meetings. See Item 407(e)(3)(ii) of Regulation S-K. Also discuss whether the chief executive officer met with the compensation consultant.

The Company respectfully submits that it disclosed all material information regarding the role of the Chief Executive Officer in recommending compensation actions for officers other than himself on page 42 of the Proxy:

Role of Executive Officers

Through an iterative process, Mr. Chesser develops preliminary recommendations for compensation actions for the other NEOs.  The Committee reviews these preliminary recommendations and makes final recommendations for Board approval.  Performance metrics and goals are also developed through an iterative process through which management, including NEOs, develop preliminary recommendations that the Committee considers in the development of final recommendations for Board approval.

The Company supplementally advises the Staff that the Chief Executive Officer routinely attends meetings of the Compensation and Development Committee; however, he is not a member of the Committee and does not vote on Committee matters.  Only members of the Committee may call Committee meetings.  In addition, there are certain portions of Committee meetings when the Chief Executive Officer is not present, such as when the Committee is in executive session or discusses his performance or individual compensation.  The Company will expand its disclosure in future filings to provide this information.

Securities and Exchange Commission

The Company further supplementally advises the Staff that the Chief Executive Officer did not meet with the compensation consultant respecting 2006 or 2007 compensation, except at Committee meetings where the consultant was present.

Related Party Transactions, page 24

3.
Your related person policy requires you to review "any proposed transaction that is not categorically permitted by Item 404(a) of Regulation S-K." Please note that Item 404(a) of Regulation S-K sets forth disclosure requirements and does not prohibit certain transactions. Please consider this in implementing your policy.

The Company agrees that Item 404(a) of Regulation S-K does not prohibit certain transactions.  The phrase “not categorically permitted” was intended to succinctly describe transactions that do not require disclosure under the stated categories of Instructions 6 and 7 to Item 404(a).  The Company will revise this disclosure in future filings to provide additional clarity.

Summary Compensation Table, page 28

4.
Please include a footnote to column h that quantifies the amounts attributable to each of the change in pension value and nonqualified deferred compensation earnings. See Instruction 3 to Item 402(c)(2)(viii) of Regulation S-K.

The Company will include in future filings a footnote to column h to quantify the amounts attributable to the change in pension value and nonqualified deferred compensation earnings.  The following table quantifies the amounts for 2006:

Name of Officer	Deferred Compensation	SERP	Pension	Total
Michael Chesser	$12,616.11	$228,782.55	$39,778.49	$281,177
William Downey	$32,861.80	$84,603.06	$54,736.29	$172,201
Terry Bassham	$0	$10,330.64	$17,419.14	$27,750
Shahid Malik	$9,963.12	$0	$0	$9,963
John Marshall	$10,972.80	$81,809.19	$32,855.39	$125,637

5.	To the extent that all of the named executive officers have not received each of the perquisites you have enumerated, please clarify which ones are attributable to each named executive officer.

The Company will clarify in future filings the perquisites and personal benefits attributable to each of the NEOs.  The Company supplementally advises Staff that all NEOs received the perquisites and personal benefits identified in footnote (4) to the summary compensation table, with the following exceptions: (a) Mr. Downey did not receive executive financial planning services; (b) Mr. Malik did not receive spouse travel benefits; and (c) Messrs. Chesser, Malik and Marshall did not use company tickets for personal use.

Outstanding Equity Awards at Fiscal Year-End, page 33

6.	You have not disclosed the vesting period for all of the awards discussed in the footnotes. Please provide the vesting periods for each award. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Securities and Exchange Commission

The Company acknowledges that the vesting periods for three of the awards discussed in the footnotes were not disclosed.  The Company supplementally advises the Staff that: (i) the unvested amount of Messrs. Chesser’s and Downey’s September 13, 2003, restricted stock grant vests on October 1, 2007; and (ii) the unvested amount of Mr. Malik’s November 1, 2004 restricted stock grant vests on November 10, 2007.

The Company will ensure that the vesting periods of all grants are disclosed in future filings.

Pension Benefits, page 35

7.
Please include a discussion of forms of benefits participants may receive under the plan and the effect of the form of benefit elected on the amount of annual benefits. See Item 402(h)(3)(i) of Regulation S-K.

The Company respectfully submits that its disclosure complies in all material respects with Item 402(h)(3)(i) of Regulation S-K.  This Item requires a “succinct narrative description of any material factors necessary to an understanding” of the plans.  The Company disclosed on page 35 of the Proxy the formula used to calculate benefits under both the Pension Plan and SERP.  The Company also disclosed, for the one NEO eligible in 2006, the early retirement annuity information.  The Company further disclosed that benefits under the Pension Plan and SERP may be received either in the form of a monthly annuity or a lump sum equal to the actuarial equivalent of a single life pension.  If the lump sum option is elected, by definition there will be no annual pension benefit paid to the executive.

Potential Payments upon Termination or Change-in-Control, page 36

8.
The disclosure in this section is dense and difficult to understand. For example, in the first three paragraphs on page 37, please avoid legalistic descriptions of your change in control agreements. See Section VI of Securities Act Release 8732A.

The Company will comply with this comment in future filings.

Compensation Discussion and Analysis, page 41

9.
Please ensure that your compensation discussion and analysis precedes the executive compensation tables. Compensation discussion and analysis is intended to put into perspective for investors the numbers and narrative that follow it. Please see the first paragraph in Section II.B.1 of Securities Act Release 8732A.

The Company will comply with this comment in future filings.

10.
We refer you to Securities Act Release 8732A, Section MB.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Messrs. Chesser and Malik received non-equity incentives that were substantially higher than amounts received by other named executive officers and Mr. Chesser's salary was substantially higher than the salaries received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. Please also discuss why Mr. Malik participates in two cash incentive plans.

Securities and Exchange Commission

In developing the Compensation Discussion and Analysis, the Company considered the paragraph in Securities Act Release 8732A, Section II.B.1 stating:

The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies and decisions for individual named executive officers where appropriate.  Where policies or decisions are materially similar, officers can be grouped together.  Where, however, the policy or decisions for a named executive officer are materially different, for example in the case of a principal executive officer, his or her compensation should be discussed separately.

The Company’s overall executive compensation policy, and the policy applied to each element of compensation, is described in the Proxy.   The objectives of the Company’s compensation program is discussed in detail on pages 43-44 of the Proxy, and apply to all NEOs.  Each element of compensation is discussed separately in the Proxy on pages 45-52.

The Company discussed on page 45 of the Proxy that base salaries are determined based on job responsibilities, level of experience, individual performance, internal comparisons, comparisons of the salaries of executives in similar positions obtained from market surveys, and other competitive data and input provided by Mercer.  Differences in base salaries between the NEOs are primarily due to differences in job responsibilities.  The responsibilities of Mr. Chesser, as CEO, span all aspects of the Company.  In contrast, the responsibilities of the other NEOs are narrower in scope.  As described in the Proxy, the goal for base salaries is, in general, to approximate the median salaries of individuals in comparable positions in companies of similar size within the relevant industry or function.  Median salaries for chief executive officers are generally higher than for subordinate officers.  The Company also notes that it disclosed on page 45 of the Proxy the factors considered by the Committee in setting Mr. Chesser’s salary.

Differences in annual non-equity incentives are explained by the differences in level of incentive targets, base salaries, and performance.  As disclosed on page 46 of the Proxy, these targets were determined by the Board consistent with the setting of base salaries – comparable positions and markets as well as comparisons for internal equity.

Footnote (2) to the Summary Compensation Table explained Mr. Malik’s non-equity incentive payments.  The footnote explains that the non-equity incentive plan compensation shown for Mr. Malik includes both annual and long-term incentive plan cash payments.  The Company explained the elements of Strategic Energy’s long-term incentive plan on pages 47-48 of the Proxy.  As disclosed in the Proxy, Strategic Energy’s long-term incentive plan has principally been cash-based.  The Committee and Board believe companies comparable to Strategic Energy were more likely to have cash-based long-term incentives than equity-based long-term incentives.  The Company will enhance its disclosure in future filings, consistent with the disclosure in the paragraph, to further explain why Strategic Energy’s long-term incentive plan contains a cash component.

Role of Consultant, page 42

11.
Please disclose whether the compensation consultant determines or recommends the amount of executive compensation. See Item 407(e)(3)(iii) of Regulation S-K. It is unclear from the disclosure on page 43 what type of recommendations Mercer provides.

The compensation consultant neither determines nor recommends the amount of an executive’s compensation.  Instead, the consultant recommends to the Committee the peer companies which might be used; the structure of the plans; the market data which should be used as the basis of comparison for base salaries and incentive targets; and comparisons and analyses of base and variable components.  The compensation consultant does not recommend the amount of an individual executive’s compensation since it is not in a position to evaluate an individual executive’s performance.

Securities and Exchange Commission

The Company will expand its disclosure in future filings to include this information.

Objectives of the Company's Compensation Program, page 43

12.
Please provide further analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. You indicate that the compensation and development committee reviews tally sheets prepared by the compensation consultant. Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers.

There is no formula for the determination of base pay.  The Company believes that the disclosure on page 45 of the Proxy provides a complete discussion of the factors considered in determining the amount of base pay.

In determining the amount of annual incentive, the Committee first determines the annual incentive percentage target for each position.  The percentage targets, as discussed on page 46 of the Proxy, are established for each NEO based on survey data provided by Mercer for comparable positions and markets, as well as comparisons for internal equity.  At year-end, those incentive percentage targets are multiplied by the scorecard percent achievement, and then the Committee and Board evaluate the individual performance component using the same performance considerations used to set base salary.  The company has disclosed the performance categories used in determining the annual incentives on pages 46-47 of the Proxy.  The Company will enhance this disclosure in future filings, as explained in its response to Comment 14, below.

In determining the amount of long-term incentive, the Committee first determines the long-term incentive percentage target for each position.  The percentage targets, as discussed on page 49 of the Proxy, are established for each NEO based on survey data provided by Mercer for comparable positions and markets, as well as comparisons for internal equity.  In 2006, all NEOs received 25% of their total long-term incentive grant in restricted stock.  The remaining 75% was granted in the form of performance shares (with the exception of Mr. Malik, whose remaining amount will be paid in cash, as disclosed in the Proxy).  At the end of three years, the performance shares will pay out from 0% to 200% based on the Company’s Total Shareholder Return as compared to the Total Shareholder Return of the Edison Electric Institute Index of electric utilities, and using the payout table listed on the bottom of page 49 of the Proxy.  The criteria for the cash portion of Mr. Malik’s long-term incentive are described on pages 47-48 of the Proxy.

In determining the amount of perquisites, the Committee considered whether the perquisites were generally consistent with those offered to executives at comparable organizations and thus necessary for retention and recruitment, as discussed on page 50 of the Proxy.

The tally sheets provided to the Committee in 2006 displayed much of the same information provided in the 2006 proxy, in anticipation of the SEC’s new rules on executive compensation disclosure, and including various payout scenarios that would be triggered upon termination or a change in control.  They were provided to give the Committee the fullest disclosure on all aspects of executive compensation.  The tally sheets were not used to determine the amount of compensation to be paid to the NEOs, but were instead intended to provide supplemental information regarding the wealth and retirement accumulation as a result of employment with the company.

Securities and Exchange Commission

13.
You indicate that variable compensation is based on the achievement of individual objectives and contributions. Please provide further analysis regarding the manner in which you take into consideration the individual factors to structure and implement specific forms of compensation to reflect each named executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that have been considered. See Item 402(b)(2)(vii) of Regulation S-K.

Each NEO receives an annual performance evaluation in which his or her individual contribution to the results of their team, business/function, or the company is discussed.  This contribution includes, but is not limited to, the individual’s personal leadership; engagement of employees; disciplined performance management; accountability for results; community involvement; and major accomplishments.  It is entirely a subjective evaluation of the executive’s overall performance.  This evaluation is then used as a basis for the determination of the individual performance component of the annual incentive plan.  This evaluation of individual contribution is also considered in the recommendation for base salary adjustments to the extent that if an executive’s performance was considered to be significantly above expectations, a higher-than-normal increase may be given – but also dependent on comparisons to the external market and internal equity.  As previously stated in our response to Comment 12, there is not a formula for calculating base salary increases.

The Company will expand its disclosure in future filings to identify the material factors considered by the Committee in determining individual performance of the NEOs.  The Company respectfully submits that identification of the factors, and the resulting compensation decisions,  will provide sufficient information to investors regarding the associated compensation decisions.

Annual Incentives, page 45

14.
Please refer to Item 402(b)(1)(v) of Regulation S-K. Please disclose how you calculate annual incentives by presenting tabular information so your disclosure is easier to understand. You have not provided quantitative disclosure of the financial and other goals that the compensation and development committee established for awards under this plan or the Strategic Energy long-term incentive plan for 2006 or 2007. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of these measures would cause competitive harm, please discuss further how difficult it will be for you to achieve these measures. Please see Instruction 4 to Item 402(b) of Regulation S-K.

The Company notes that it has disclosed the goal categories on pages 46-48 of the Proxy, as well as the ranges of individual awards earned in 2006.  The Company further notes that it disclosed on page 45 of the Proxy that target levels are established that have a 50% probability of achievement.

The Company will present annual and long-term incentive information in tabular format in future filings, and will present all metrics and performance information for completed period plans.  The Company supplementally provides this disclosure for the 2006 annual incentive plans and the Strategic Energy 2005-2006 long-term incentive plan below.  The Company will disclose in future filings the metrics for future period plans (that is, plans having performance periods ending subsequent to the date of future proxies) that would not result in competitive harm to the Company.  The Company supplementally provides a discussion of future period plans below.

Securities and Exchange Commission

Completed Period Plans

The Company supplementally provides tabular presentations respecting the 2006 annual incentive plans and the Strategic Energy long-term incentive plan for the period 2005-2006.

Great Plains Energy 2006 Annual Incentive Plan
	Weighting	50% payout	100% payout	200% payout	Actual performance
		level	level	level	Result	Payout level
Core earnings per share	50%	$1.75	$1.89	$2.01	$1.92	125.0%
Percentage point increase in employee engagement	3%	6%	8%	10%	16.5%	200.0%
Funds from operations/average total debt	3%	21%	22.2%	24%	22.7%	127.8%
Expected future margin – Strategic Energy	3%	$45 million	$50 million	$60 million	$120 million	200.0%
J. D. Powers Customer Satisfaction Index – Residential	3%	98	99-103	104	99-103	100.0%
% equivalent availability – coal and nuclear	3%	81.80%	82.85%	85.70%	84.80	168.4%
Comprehensive Energy Plan Progress	15%	Subjective measure based on collective work progress				185.0%
Individual Performance	20%	Discretionary

Kansas City Power & Light Company 2006 Annual Incentive Plan
	Weighting	50% payout	100% payout	200% payout	Actual performance
		level	level	level	Result	Payout level
KCP&L Core earnings per share	50%	$1.74	$1.83	$1.90	$1.80	83.3%
Percentage point increase in employee engagement	3%	6%	8%	10%	16.5%	200.0%
System Average Interruption Duration Index	3%	83.8 minutes	3.4 minutes	63.0 minutes	63.8 minutes	192.0%
% equivalent availability – coal and nuclear	3%	81.80%	82.85%	85.70%	84.8%	168.0%
OSHA incident rate	3%	4.35	3.7	3.2	2.4	200.0%
J. D. Powers Customer Satisfaction Index – Residential	3%	98	99-103	104	99-103	100.0%
Comprehensive Energy Plan Progress	15%	Subjective measure based on collective work progress				185.0%
Individual Performance	20%	Discretionary

Securities and Exchange Commission

Strategic Energy 2006 Annual Incentive Plan
	Weighting	50% payout	100% payout	200% payout	Actual performance
		level	level	level	Result	Payout level
Pre-tax Net Income	50%	$24.8 million	$31.0 million	$34 million	$36.7 million	200.0%
Originated Margin	15%	$45 million	$50.0 million	$60 million	$120.4 million	200.0%
MWhs under management	15%	18.0 million	21.0 million	23 million	20.1 million	86.0%
Individual performance	20%	Discretionary

Strategic Energy 2005-2006 Long Term Incentive Plan
	Weighting	50% payout	100%	200%	300%	Actual performance
		level	payout level	payout level	payout level	Result	Payout level
Cumulative Pre-tax Net Income	31.25%	$95 million	$107.0 million	$116 million	$133.4 million	$96.6 million	57%
Increase in Customer Accounts	22.92%	12.75%	15%	17.25%	19.75%	68%	300%
Cumulative Reduction in General and Administrative expense per MWh Delivered	22.92%	5%	6.25%	12.5%	18.75%	Increase	0%
Supply Cost Reduction	22.92%	2.5%	5%	6%	7%	9.3%	300%
Weighted total payout							155.2%

Future Period Plans

The 2007 annual incentive plans and the 2006-2008 and 2007-2009 Strategic Energy long-term incentive plan were described narratively in the Proxy on pages 47 and 48.  The Company supplementally provides the following tabular presentations.

Great Plains Energy 2007 annual incentive plan
	Weighting	50% payout level	100% payout level	200% payout level
Core earnings per share	40%	$1.80	$1.90	$2.00
Funds from operations/average total debt	5%	Confidential	Confidential	Confidential
J D Powers Customer Satisfaction Index – residential	5%	678-684	685-699	Above 699
% equivalent availability – coal and nuclear	10%	81.80%	82.85%	85.70%
MWh under management – Strategic Energy	10%	20 million	22 million	25 million
Comprehensive Energy Plan Progress	15%	Qualitative measure; judgment made on collective work progress
Individual Performance	20%	Discretionary

Securities and Exchange Commission

Kansas City Power & Light Company 2007 annual incentive plan
	Weighting	50% payout level	100% payout level	200% payout level
Core earnings per share	40%	$1.70	$1.80	$1.90
System Average Interruption Duration Index	5%	64.7 minutes	62.7 minutes	60.7 minutes
% equivalent availability – coal and nuclear	10%	85.6%	87.2%	88.0%
OSHA incident rate	10%	3.3	2.9	2.6
J D Powers Customer Satisfaction Index – residential	5%	678-684	685-699	Above 699
Comprehensive Energy Plan Progress	10%	Qualitative measure; judgment made on collective work progress
Individual Performance	20%	Discretionary

Strategic Energy 2007 Annual Incentive Plan
	Weighting	50% payout level	100% payout level	200% payout level
Core Earnings	40%	$34 million	$39 million	$48 million
Originated Margin	15%	$75 million	$90 million	$120 million
Project 2-3-0 Process improvement	10%	To be determined	To be determined	To be determined
MWh under management	10%	20 million	22 million	26 million
Individual performance	20%	Discretionary

Strategic Energy 2006-2008 Long-Term Incentive Plan
	Weighting	Measures	Payout percentages
Cumulative pre-tax net income	25%	Confidential	0-300%
Return on average book equity	25%	Confidential	0-300%
Cumulative Sales, General and Administrative Expense per MWh serviced	25%	Confidential	0-300%
MWh under management	25%	Confidential	0-300%

Strategic Energy 2007-2009 Long-Term Incentive Plan
	Weighting	Measures	Payout percentages
Cumulative pre-tax net income	25%	Confidential	0-300%
Return on invested capital	25%	Confidential	0-300%
Total shareholder return for the three year period compared to the EEI Index of electric utilities.	25%	35th percentile 50th percentile 65th percentile 81st percentile	50% 100% 150% 200%
MWh under management	25%	Confidential	0-300%

The Company respectfully submits that the measures in the Great Plains Energy 2007 annual incentive plan and the Strategic Energy long-term incentive plans identified as “confidential” constitute commercial or financial information, the disclosure of which would result in competitive harm to the Company.  The Company has not publicly disclosed projections of these items for the same time periods.

The Company believes that disclosure of its funds from operations to average total debt ratio projections would put it at a competitive disadvantage in the capital markets.  The Company accesses the markets for capital required for its operations and construction program.  Access to capital at reasonable cost is essential, and is even more critical in the next several years to support the capital needs of its $1.6 billion comprehensive energy plan.  Disclosure of this ratio would give capital market providers and competitors insight into the timing and amount of projected securities issuances, which would put the Company at a pricing and availability disadvantage.

Securities and Exchange Commission

Strategic Energy provides competitive retail electricity supply services in numerous states that offer retail choice.  Strategic Energy enters into power supply contracts with wholesale power providers in order to supply electricity to its end-use customers.  By definition, Strategic Energy operates only in competitive retail markets, where it faces substantial competition from the incumbent electric utilities as well as other competitive suppliers.  Strategic Energy does not own any generation, and thus must obtain all of the electricity required for its customers’ current and forecasted needs from the wholesale market.  Strategic Energy also competes with other purchasers in the wholesale power markets.

Disclosing net income and return on invested capital projections would allow competitors and wholesale power providers valuable insight into Strategic Energy’s projected operations.  As an example, a competitor could use the projected net income, SG&A expense and MWh deliveries to project Strategic Energy’s retail pricing, and thus be able to adjust its pricing and pricing strategies accordingly to gain a competitive advantage over Strategic Energy.  This information also can provide an advantage to wholesale electricity providers, as it can be used in conjunction with historical information to determine the amount and expected pricing of Strategic Energy’s wholesale purchases.

The Company will, of course, continue to disclose in future filings the confidential performance categories (such as pre-tax net income), as well as the estimation of the difficulty in achieving the confidential goals, as permitted by Instruction 4 to Item 402(b) of Regulation S-K.

Potential Payments upon Termination or Change-In-Control, page 36

15.
Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Generally, the Committee and Board determined the eligibility for potential payments upon termination or change-in-control, and the benefit level multiples in those instances, based on comparable practices in the market.  This approach is consistent with the Company’s compensation objective of attracting and retaining highly qualified and experienced executives.  It is not uncommon for the chief executive officer to be covered under a “three times” change-in-control agreement, nor is it uncommon for other senior level officers to be covered under a “two times” change-in-control agreement.  Certain individual elements of employment agreements or arrangements such as those relating to a multiplier of service credit for pension plan arrangements in the instance of Mr. Chesser and Mr. Marshall, or certain arrangements in Mr. Malik’s employment agreement were as a result of negotiations at the time of hire.  The Company will expand its disclosure in future filings to provide this additional discussion.

Long-Term Incentive Plan, page 48

16.	Please identify the components of the Edison Electric Institute, the index against which you benchmark performance for the long-term incentive plan. See Item 402(b)(2)(xiv) of Regulation S-K.

The Company notes that Item 402(b)(2) provides examples of information that may, in a given case, be deemed material.  The Company has disclosed on page 49 of the Proxy that a metric for long-term incentive awards is the Company’s total shareholder return compared to the EEI index of electric companies.  The EEI index is prepared by the Edison Electric Institute (“EEI”), and is a recognized, publicly-available index.  The Company uses the index as prepared by EEI, with no additions or deletions of index companies, and thus the Company believes that no disclosure of the companies comprising this index is required, any more than disclosure of companies in the Dow Jones Industrial Average or the S&P 500 index would be required to provide information material to an investor’s understanding.

Securities and Exchange Commission

The Company supplementally advises the Staff that the following companies comprise the EEI index:

UIL Holdings Corp	Nisource Inc
OGE Energy Corp	Great Plains Energy Incorporated
Northeast Utilities	Unisource Energy Corp
Avista Corp	CH Energy Group Inc
Allegheny Energy Inc	MDU Resources Group Inc.
Alliant Energy Corp.	Exelon Corp
Entergy Corp.	American Electric Power Co.
Central Vermont Public Service Corp	Progress Energy Inc.
Idacorp Inc.	Northwestern Corp.
FPL Group Inc.	DTE Energy Co
Centerpoint Energy Inc	El Paso Electric Co
PG&E Corp	CMS Energy Corp.
PNM Resources Inc.	Energy East Corp
Aquila Inc.	Dominion Resources Inc.
XCEL Energy Inc	MGE Energy Inc
Puget Energy Inc	Otter Tail Corp.
Sierra Pacific Resources	Southern Co
Empire District Electric Co.	TXU Corp
Duquesne Light	Black Hills Corp
Pinnacle West Capital Corp	DPL Inc.
Sempra Energy	Ameren Corp
Firstenergy Corp	Hawaiian Electric Industries Inc.
Westar Energy Inc.	Allete Inc.
Duke Energy Corp.	Consolidated Edison Inc.
PPL Corp	Vectren Corp
CLECO Corp	SCANA Corp
NSTAR	Edison International
Wisconsin Energy Corp	UNITIL Corp
Constellation Energy Group Inc.	Public Service Enterprise Group Inc.
Green Mountain Power Corp	TECO Energy Inc
PEPCO Holdings Inc	WPS Resources Corp
Keyspan Corp	Maine and Maritimes Corp

*           *           *           *           *
The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Please telephone the undersigned at (816) 556-2608 if you have any questions or need any additional information.

Very truly yours,

/s/ Mark G. English

Mark G. English
General Counsel and Assistant Secretary